DMC
                     Detwiler Mitchell & Co.

James K. Mitchell
Chairman and CEO

                                              Date: June 5, 2003
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Detwiler, Mitchell & Co.
     Commission File No.  0-12926
     Registration Statement on Form S-8
     Registration No.  333-105030

Ladies and Gentlemen:

     We hereby request the withdrawal, pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended, of the Detwiler, Mitchell & Co. Registration Statement on Form S-8 (Registration No. 333-105030) and thereby deregister all shares of common stock which were registered thereunder. None of said shares have been issued or sold since the effective date of this registration statement. The issuer may undertake a subsequent private offering in reliance on Rule 155(c).

     The grounds for withdrawal are that the registrant proposes to deregister its common stock and cease to be a reporting company under the Securities Exchange Act of 1934.

Thank you for your assistance.

Sincerely,

Detwiler, Mitchell & Co.

By:  /s/ James K. Mitchell
    -------------------------------------
     James K. Mitchell
     Chairman and Chief Executive Officer



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